                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                      TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                      Under Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934


                                BAAN COMPANY N.V.
                       (Name of Subject Company (Issuer))
                       INVENSYS HOLDINGS LIMITED (Offeror)
                                  INVENSYS B.V.
                             INVENSYS HOLDINGS B.V.
                                       and
                                  INVENSYS PLC
                            (Name of Filing Persons)

                   Common Shares, par value NLG 0.06 per share
                         (Title of Class of Securities)

                                  NO 8044 10 4
                                 (CUSIP Number)
                                  James C. Bays
                                  Invensys plc
                                 Invensys House
                                 Carlisle Place
                          London SW1P1BX United Kingdom
                                 44 20 7834 3848
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    Copy to:
                                 Sanford Krieger
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                             New York, NY 10004-1980


                            CALCULATION OF FILING FEE

          Transaction Valuation    Not Applicable      Amount Of Filing Fee   Not Applicable

 | | CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
     0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid:       Not applicable
  Form or Registration No.:     Not applicable
  Filing Party:                 Not applicable
  Date Filed:                   Not applicable

 | | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

 |X| third-party tender offer subject to Rule 14d-1.
 | | issuer tender offer subject to Rule 13e-4.
 | | going-private transaction subject to Rule 13e-3.
 | | amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

                           AMENDMENT TO SCHEDULE TO

         This Amendment No. 1 to Tender Offer Statement on Schedule TO ("Amendment No. 1") relates to an offer by Invensys Holdings Limited ("Offeror"), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Invensys plc ("Parent"), a public limited company organized under the laws of England and Wales to purchase any and all outstanding common shares par value NLG 0.06 of Baan Company N.V. (the "Company"), a corporation organized under the laws of The Netherlands at a price of Euro 2.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2000 ("Offer to Purchase").

         On May 31, 2000, Parent on behalf of itself and Invensys B.V. i.o. and Invensys Holdings B.V. i.o. (two subsidiaries then intended to be formed, the "Contemplated Subsidiaries") entered into an offer agreement with the Company. Subsequent to entering into such offer agreement, Parent, on behalf of the Contemplated Subsidiaries, assigned the rights and obligations of the Contemplated Subsidiaries under the offer agreement to Offeror, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference.

         This Amendment No. 1 supplements, amends and restates information contained in the Tender Offer Statement on Schedule TO originally filed on June 14, 2000.

                             TENDER OFFER STATEMENT

Item 12:    Materials to be Filed as Exhibits

(a)(1)(i)   Offer to Purchase

(a)(1)(ii)  Letter of Transmittal

(a)(1)(iii) Notice of Guaranteed Delivery

(a)(1)(iv) Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees

(a)(1)(v) Letter to Brokers, Dealers, Trust Companies and other Nominees from Invensys Holdings Limited

(a)(2)(i) Letter to stockholders from Pierre J. Everaert dated June 14, 2000 (incorporated by reference to Exhibit (a)(1) to the Company's
            Schedule 14D-9 filed on June 14, 2000)

(a)(2)(ii) Text of Summary Advertisement published in the United States on June 14, 2000

(a)(2)(iii) Text of Summary Advertisement published in The Netherlands on June
            14, 2000 (English translation)

(a)(3)      Not applicable

(a)(5)(i) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(b)         Not applicable

(c) Fairness Opinion of Lazard Freres & Co. LLC, dated May 30, 2000 (incorporated by reference to Exhibit (d) to the Company's Schedule 14D-9)

(d)(i) Offer Agreement between Parent, on behalf of itself and two subsidiaries (then intended to be formed) and the Company (incorporated by reference to Exhibit A to the Statement on 13D filed on June 9, 2000)

(d)(ii) Assignment and Assumption Agreement among two subsidiaries of Parent (then intended to be formed) and Offeror dated June 2, 2000.

(d)(iii) Share Purchase Agreement between Jan Baan and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 (incorporated by reference to Exhibit B to the Statement on 13D filed on June 9, 2000)

(d)(iv) Share Purchase Agreement between Stichting Oikonomos and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 (incorporated by reference to Exhibit C to the Statement on 13D filed on June 9, 2000)

(d)(v) Share Purchase Agreement between Vanenburg Group B.V. and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 and amended on June 2, 2000 (incorporated by reference to Exhibit D to the Statement on 13D)

(d)(vi) Share Purchase Agreement by and among General Atlantic Partners II L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P., GAP Coinvestment Partners, L.P. and Parent, dated May 31, 2000 (incorporated by reference to Exhibit E to the Statement on 13D filed on June 9, 2000)

(d)(vii) Termination and Standstill Agreement between the Company and Fletcher International Limited, dated May 29, 2000 (incorporated by reference to Exhibit F to the Statement on 13D filed on June 9,
            2000)

(d)(viii) Assignment and Assumption Agreement between the Company and Parent, dated May 31, 2000 (incorporated by reference to Exhibit G to the Statement on 13D filed on June 9, 2000)

(e)         Not applicable

(f)         Not applicable

(g)         Not applicable

(h)         Not applicable

                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 14, 2000


                                     INVENSYS HOLDINGS LIMITED


                                     By:      /s/ James C. Bays
                                              --------------------------------
                                              Name:  James C. Bays
                                              Title: Director


                                     INVENSYS PLC, on behalf of itself and of INVENSYS B.V. i.o. and INVENSYS
                                     HOLDINGS B.V. i.o.


                                     By:      /s/ James C. Bays
                                              --------------------------------
                                              Name:  James C. Bays
                                              Title: Attorney-in-fact

                                  Exhibit Index

Exhibit No.          Description

(a)(1)(i)   Offer to Purchase

(a)(1)(ii)  Letter of Transmittal

(a)(1)(iii) Notice of Guaranteed Delivery

(a)(1)(iv) Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees

(a)(1)(v) Letter to Brokers, Dealers, Trust Companies and other Nominees from Invensys Holdings Limited

(a)(2)(i) Letter to stockholders from Pierre J. Everaert dated June 14, 2000 (incorporated by reference to Exhibit (a)(1) to the Company's
            Schedule 14D-9 filed on June 14, 2000)

(a)(2)(ii) Text of Summary Advertisement published in the United States on June 14, 2000

(a)(2)(iii) Text of Summary Advertisement published in The Netherlands on June
            14, 2000 (English translation)

(a)(3)      Not applicable

(a)(5)(i) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(b)         Not applicable

(c) Fairness Opinion of Lazard Freres & Co. LLC, dated May 30, 2000 (incorporated by reference to Exhibit (d) to the Company's Schedule 14D-9)

(d)(i) Offer Agreement between Parent, on behalf of itself and two subsidiaries (then intended to be formed) and the Company (incorporated by reference to Exhibit A to the Statement on 13D filed on June 9, 2000)

(d)(ii) Assignment and Assumption Agreement among two subsidiaries of Parent (then intended to be formed) and Offeror dated June 2, 2000.

(d)(iii) Share Purchase Agreement between Jan Baan and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 (incorporated by reference to Exhibit B to the Statement on 13D filed on June 9, 2000)

(d)(iv) Share Purchase Agreement between Stichting Oikonomos and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 (incorporated by reference to Exhibit C to the Statement on 13D filed on June 9, 2000)

(d)(v) Share Purchase Agreement between Vanenburg Group B.V. and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 and amended on June 2, 2000 (incorporated by reference to Exhibit D to the Statement on 13D)

(d)(vi) Share Purchase Agreement by and among General Atlantic Partners II L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P., GAP Coinvestment Partners, L.P. and Parent, dated May 31, 2000 (incorporated by reference to Exhibit E to the Statement on 13D filed on June 9, 2000)

(d)(vii) Termination and Standstill Agreement between the Company and Fletcher International Limited, dated May 29, 2000 (incorporated by reference to Exhibit F to the Statement on 13D filed on June 9,
            2000)

(d)(viii) Assignment and Assumption Agreement between the Company and Parent, dated May 31, 2000 (incorporated by reference to Exhibit G to the Statement on 13D filed on June 9, 2000)

(e)         Not applicable

(f)         Not applicable

(g)         Not applicable

(h)         Not applicable